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                                                                Exhibit 3.2


                            CERTIFICATE OF CORRECTION

                                       OF

                            CERTIFICATE OF AMENDMENT

                                       OF

                             ASCENT PEDIATRICS, INC.

     Ascent Pediatrics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY THAT:

     1. The name of the Corporation is Ascent Pediatrics, Inc. (the "Corporation");

     2. An Amended and Restated Certificate of Incorporation (the "Certificate") was filed by the Secretary of State of the State of Delaware on June 28, 1996 and that the Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

     3. The inaccuracy in said Certificate is as follows:

     That as a result a clerical error, the date of execution of the Series F Convertible Preferred Stock and Warrant Purchase Agreement, as set forth in Article Fourth, Section C(3)(c)(iv), was incorrectly left blank; the date which should have been set forth is June 28, 1996.

     4. The corrected version of the Article Fourth, Section C(3)(c)(iv) is as follows:

     (iv) Pay or declare any dividend or distribution on any shares of its capital stock, or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any shares of its capital stock (other than (A) pursuant to the repurchase rights of certain holders of Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock set forth in the Series F Convertible Preferred Stock and Warrant Purchase Agreement, dated as of June 28, 1996 (the "Series F Purchase Agreement"), by and between the Corporation, the purchasers listed on EXHIBIT A thereto (the "Purchasers") and certain other parties named therein (the

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     "Series F Purchase Agreement Repurchase Rights"), (B) shares of Common
     Stock purchased pursuant to restricted stock agreements entered into prior to the date of this Certificate of Incorporation or purchased from persons who are, or were, employees of, or consultants or advisors to, the Corporation under employee plans, restricted stock awards or agreements approved by a majority of the Board of Directors who are not employees of the Corporation, (C) pursuant to the terms of the warrants to purchase up to an aggregate of 278,639 shares of Common Stock issued to the purchasers of Series D Preferred Stock and to former holders of shares of Series C Preferred Stock who converted their shares for shares of Series D Preferred Stock (the "Series D Common Warrants"), (D) pursuant to the terms of the warrants to purchase up to an aggregate of 194,445 shares of Common Stock issued to the purchasers of Series E Preferred Stock (the "Series E Common Warrants"), and (E) pursuant to the terms of the Warrants to purchase up to an aggregate of 738,462 shares of Common Stock issued to the Purchasers (the "Series F Common Warrants").

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by John G. Bernardi, its Vice President of Finance and Assistant Secretary, this 11th day of December, 1996.


                                                 ASCENT PEDIATRICS, INC.



                                                 By: /s/ John G. Bernardi
                                                     ---------------------
                                                     John G. Bernardi
                                                     Vice President of
                                                     Finance and Assistant
                                                     Secretary

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